For period ending:	June 30, 2016
Exhibit 77C
File Number: 811-05207
AllianceBernstein Income Fund, Inc.
At the Special Meeting of Shareholders of AllianceBernstein Income Fund, Inc. (the Fund) held on February 1, 2016 and reconvened March 1, 2016, the Funds shareholders were asked to consider and vote upon the acquisition of the assets and assumption of the liabilities of the Fund by AB Income Fund (the Acquiring Fund), a series of AB Bond Fund, Inc., a Maryland corporation and an open-end management investment company, pursuant to an Agreement and Plan of Acquisition
and Dissolution (the Proposal).
The results on the Proposal follow:
Shares Voted For:	146,123,524

Shares Voted Against/Withhold:		9,311,949
..